SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS FOURTH QUARTER AND YEAR END

RESULTS FOR 2008

Net profit for fiscal year 2008 was $1.6 million and revenues grew 141% to $31.6 million

Rosh Ha’ayin, Israel – April 20, 2009 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $0.5 million or $0.00 per share for the fourth quarter of 2008, compared with a net loss of $2 million, or $0.02 per share for the fourth quarter of 2007.

        Net profit for fiscal year 2008 was $1.6 million or $0.01 per share, compared with a net loss of $4million, or $0.03 per share for fiscal year 2007.

        Revenues for the fourth quarter of 2008 were $8.3million, compared with revenues of $3.4 million for the fourth quarter of 2007. In fiscal year 2008, BVR’s revenues were $31.6 million, compared with total revenues of $13.1 million in fiscal year 2007, an increase of 141%.

        Gross profit for the fourth quarter of 2008 was $2.0 million, compared with a gross loss of $0.6 million for the fourth quarter of the previous year. The gross loss for the fourth quarter of 2007 includes an inventory write-off of $0.7 million. For Fiscal year 2008, gross profit was $8.3 million compared with gross profit of $1.7 million for fiscal year 2007.

        Operating profit for the fourth quarter of 2008 was $0.8 million, compared with an operating loss of $2 million for the same period last year. Operating profit for fiscal year 2008 was $2.2 million compared with an operating loss of $4 million for fiscal year 2007.

        BVR’s order backlog at the end of fiscal year 2008 was approximately $52.8 million.

        The company concluded 2008 with new booked orders in the total value of approximately US $33.3 million. In January-February 2009 the company announced the award of three new orders in the total value of approximately US $6.9 million.

        Mr. Ilan Gillies, BVR Systems CEO, commented: “We are very pleased with the results reported today. They prove that the strategy, the restructuring of the organization and the unification of the technology are solid. Focus on delivery, and the fact that we have our customer’s confidence will play a key role in our attempts to continue and lead while we improve our financial performance. We have invested a lot in creating a unique and advanced offering that is starting to bear fruits.”

        Mr. Aviv Tzidon, BVR Systems Chairman of the board, added: “I have great confidence in the company’s management and employees. Future challenges call for more training to be done in simulators and at the same time get more value out of each live training session. BVR is an expert in integrating live and virtual training across multiple services. Hence, we have the best solutions to these challenges.”

IFRS Reporting:
This condensed unaudited financial information has been prepared according to International Financial Reporting Standards (“IFRS”). The preparation of the financial information in accordance with IFRS resulted in changes to the accounting policies as compared with the previous financial statements prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).  The new accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs resulted mainly with an increase to operating expenses of $200 thousands for the year ended December 31, 2007. The increase to the operating expenses was due to increased stock based compensation expenses and the increase in employees benefits cost for the reported periods. In addition, various balance sheet reclassifications were done in order to conform to the current period presentation.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company's web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Balance Sheets as of December 31 (Unaudited)

	2008	2007
	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4,249	1,520
Restricted bank deposits	8,251	1,434
Trade receivables	3,406	2,433
Other receivables	2,526	313
Inventories	1,322	1,322

Total current assets	19,754	7,022

Other non-current assets	757	2,136
Property, plant and equipment	792	824
Intangible assets	109	178

Total assets	21,412	10,160

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Balance Sheets as of December 31 (Unaudited)

	2008	2007
	US$ thousands	US$ thousands

Liabilities and Shareholders' Equity

Current liabilities
Bank overdraft	-	466
Short-term loans from bank and others	120	620
Trade payables	4,853	1,922
Deferred revenue	11,423	3,591
Other payables	1,457	1,728
Provisions	94	84

Total current liabilities	17,947	8,411

Employee benefits	77	38

Total non-current liabilities	77	38

Total liabilities	18,024	8,449

Shareholders' equity
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 shares authorized,
116,970,535 and 116,860,535 shares issued and
outstanding as of December 31, 2008 and 2007	25,891	25,861
Share premium	16,944	16,954
Accumulated deficit	(39,447)	(41,104)

Total shareholders' equity	3,388	1,711

Total liabilities and shareholders' equity	21,412	10,160

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Statements of Operations (Unaudited)

	Year ended December 31		Three months ended December 31
	2008	2007	2008	2007
	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Revenues:
Sales	29,711	12,547	8,202	3,344
Royalties and commissions	1,855	559	72	31

Total revenues	31,566	13,106	8,274	3,375

Cost of revenues	23,282	10,746	6,274	3,227
Inventory write-off	-	699	-	699

Total cost of revenues	23,282	11,445	6,274	3,926

Gross profit (loss)	8,284	1,661	2,000	(551)

Operating expenses:
Research and development	1,213	959	319	240
Selling and marketing	2,128	2,240	386	603
General and administrative	2,773	2,508	474	638

Total operating expenses	6,114	5,707	1,179	1,481

Operating profit (loss)	2,170	(4,046)	821	(2,032)

Financial income	219	231	-	80
Financial expenses	(766)	(249)	(328)	(53)

Financial income (expenses), net	(547)	(18)	(328)	27

Net profit (loss) for the period	1,623	(4,064)	493	(2,005)

Earning (loss) per share:
Basic earnings (loss) per share (in $)	0.0139	(0.0348)	0.0042	(0.0172)

Diluted earnings (loss) per share (in $)	0.0139	(0.0348)	0.0042	(0.0172)

Weighted average number of
ordinary shares of nominal NIS 1.00
par value outstanding (in thousands)
used in calculation of the basic
earnings (loss)per share	116,952	116,861	116,971	116,861

Weighted average number of
ordinary shares of nominal NIS 1.00
par value outstanding (in thousands)
used in calculation of the diluted
earnings (loss)per share	116,958	116,861	116,973	116,861

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: April 20, 2009